UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 7, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐
THE INFORMATION

IN THIS

FORM 6-K

(AS AMENDED

BY THIS

AMENDMENT

NO. 1)

IS HEREBY
INCORPORATED

BY

REFERENCE

INTO

(1)

THE

REGISTRATION

STATEMENT

ON

FORM

F-3
(REGISTRATION

NUMBER 333-263376), AND INTO EACH PROSPECTUS OUTSTANDING UNDER THE
FOREGOING

REGISTRATION

STATEMENT,

(2)

ANY

OUTSTANDING

OFFERING

CIRCULAR

OR
SIMILAR DOCUMENT ISSUED

OR AUTHORIZED BY

UBS AG

THAT INCORPORATES

BY REFERENCE
ANY FORMS

6-K OF

UBS AG THAT

ARE INCORPORATED

INTO ITS

REGISTRATION

STATEMENTS
FILED

WITH

THE

SEC,

AND

(3)

THE

BASE

PROSPECTUS

OF

CORPORATE

ASSET

BACKED
CORPORATION (“CABCO”) DATED

JUNE 23, 2004 (REGISTRATION NUMBER 333-111572), THE FORM
8-K

OF

CABCO

FILED

AND

DATED

JUNE

23,

2004

(SEC

FILE

NUMBER

001-13444),

AND

THE
PROSPECTUS SUPPLEMENTS

RELATING

TO THE

CABCO SERIES 2004-101

TRUST DATED

MAY

10,
2004

AND

MAY

17,

2004

(REGISTRATION

NUMBER

033-91744

AND

033-91744-05).

THIS

REPORT
SHALL BE A PART THEREOF FROM THE DATE

ON WHICH THIS REPORT IS FILED, TO THE EXTENT
NOT SUPERSEDED BY DOCUMENTS OR REPORTS

SUBSEQUENTLY

FILED OR FURNISHED.

EXPLANATORY NOTE
This Amendment No. 1 refers to our Form 6-K originally filed with the Securities and Exchange
Commission on March 28, 2024 (the “Original Form 6-K”) which incorporated audited consolidated
financial statements for Credit Suisse AG and included pro forma condensed combined financial
information prepared to reflect the proposed combination of UBS AG and Credit Suisse AG and
incorporated such information into the outstanding registration statements indicated on the cover of
the Original Form 6-K.

This Amendment No. 1 is being filed for

the purpose of amending Exhibit 99.1 of

the Original Form 6-
K to attach

the Credit Suisse

AG audited consolidated

financial statements

as of December

31, 2023 and
2022

and

for

the

three

year

period

ended

December

31,

2023,

and

the

accompanying

notes

thereto,
pursuant to Exhibit 99.1 hereto.

EXHIBIT INDEX
Exhibit No.
99.1
Audited consolidated financial statements of Credit Suisse AG as of

December 31, 2023 and
2022 and for the three year period ended December 31, 2023, and the accompanying notes
thereto.
99.2

Unaudited pro forma condensed combined financial information as of and for the fiscal year
ended December 31, 2023*
99.3
Consent of PricewaterhouseCoopers AG
*Omitted as previously filed with the Original Form 6-K on March 28, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS AG

By: _/s/ David Kelly

___
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi______________
Name: Ella Campi
Title: Executive Director
Date:

May 7, 2024